

News Release

B2Gold Reports Total Gold Production for Q3 2022 of 227,016 oz;
Re-affirms Annual Guidance of 990,000 to 1,050,000 oz of Total Gold Production

Vancouver, October 17, 2022 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its gold production and gold revenue for the third quarter of 2022. All dollar figures are in United States dollars unless otherwise indicated.

2022 Third Quarter Highlights

- **On track to meet annual gold production guidance:** Total gold production in the third quarter of 2022 of 227,016 ounces, including 12,113 ounces of attributable production from Calibre Mining Corp. ("Calibre"), less than planned due to challenges at Fekola and Otjikoto as discussed below. Total gold production for 2022 still anticipated to be between 990,000 to 1,050,000 ounces.

- **Fekola to benefit from access to higher grade ore in Q4 2022:** Gold production from the Fekola Mine of 129,933 ounces in the third quarter of 2022. Fekola experienced a challenging rainy season which delayed access to higher grade ore from Fekola Phase 6. The ore from Fekola Phase 6, which is currently being mined in the fourth quarter of 2022, is anticipated to average between 3.4 to 3.5 grams per tonne ("g/t") gold.

- **Consistent operational quarter at Masbate:** Gold production from the Masbate Mine of 49,902 ounces in the third quarter of 2022. Masbate remains on target to achieve the previously revised 2022 guidance of between 215,000 and 225,000 ounces of gold.

- **Wolfshag Underground development ore production commenced at Otjikoto:** Gold production from the Otjikoto Mine of 35,068 ounces in the third quarter of 2022, less than anticipated due to a delay in bringing the Wolfshag Underground mine into production. Gold production is forecast to significantly increase in the fourth quarter of 2022 when mining reaches a higher grade zone in the Otjikoto pit and stope ore production commences from the Wolfshag Underground mine.

- **Fekola Complex feasibility study underway to deliver low capital intensity production growth:** Commencing a feasibility level engineering study of stand-alone oxide processing facilities at the Anaconda Area. The study will be based on processing at least 4 million tonnes per annum ("Mtpa") of saprolite and transitional (oxide) resources, with an option to add fresh rock (sulphide) capabilities in the future. Results of this study are expected in the second quarter of 2023. Conceptual analysis

indicates that the combined Fekola and Anaconda processing facilities could have the potential to produce more than 800,000 ounces of gold per year commencing as early as 2026.

- **Financial position and capital returns program remain robust:** The Company remains in a strong net positive cash position and paid a third quarter dividend of $0.04 per common share (annualized rate of $0.16 per common share), one of the highest dividend yields in the gold sector.

Third Quarter 2022 Gold Production and Full Year 2022 Outlook

Mine-by-mine gold production in the third quarter and first nine months of 2022 (including the Company's approximately 25% attributable share of Calibre's production) was as follows:

Mine		Gold Production		
		Q3 2022	YTD 2022	FY 2022 Revised Guidance
Fekola	oz	129,933	354,647	570,000 - 600,000
Masbate	oz	49,902	164,041	215,000 - 225,000
Otjikoto	oz	35,068	101,546	165,000 - 175,000
B2Gold Consolidated [(1)]	**oz**	**214,903**	**620,234**	**950,000 – 1,000,000**
Equity interest in Calibre [(2)]	oz	12,113	39,770	40,000 - 50,000
Total	**oz**	**227,016**	**660,004**	**990,000 – 1,050,000**

Notes:
(1) "B2Gold Consolidated" gold production is presented on a 100% basis, as B2Gold fully consolidates the results of its Fekola, Masbate and Otjikoto mines in its consolidated financial statements (even though it does not own 100% of these operations).
(2) "Equity interest in Calibre" represents the Company's approximate 25% indirect share of Calibre's operations. B2Gold applies the equity method of accounting for its 25% ownership interest in Calibre.

Fekola Gold Mine - Mali

		Q3 2022
Total ore processed	Mt	2.29
Gold mill feed grade	g/t	1.90
Gold recovery	%	93.1%
Gold produced	oz	129,933
Gold sold	oz	135,150

The Fekola Mine in Mali produced 129,933 ounces in the third quarter of 2022, lower than planned due to a challenging rainy season in West Mali which delayed access to higher grade ore from Fekola Phase 6. The Fekola processing facilities continued to outperform budget with 2.29 million tonnes processed during the third quarter, due to favorable ore fragmentation and hardness as well as continued optimization of the grinding circuit. Mill feed grade was impacted in the third quarter of 2022 due to the processing of low grade ore stockpiles as a replacement for delayed volumes of higher grade ore from Fekola Phase 6. Mined ore tonnage and grade continue to reconcile well with the Fekola resource model.

In early October 2022, ore was mined from the higher grade Fekola Phase 6 as the region exits its rainy season (which typically runs from June to September). Ore from Fekola Phase 6 is anticipated to average between 3.4 to 3.5 g/t gold, with fourth quarter of 2022 production expected to bring full year 2022 gold production to within guidance of between 570,000 to 600,000 ounces.

Masbate Gold Mine – The Philippines

		Q3 2022
Total ore processed	Mt	1.89
Gold mill feed grade	g/t	1.10
Gold recovery	%	74.7%
Gold produced	oz	49,902
Gold sold	oz	62,600

The Masbate Mine in the Philippines remains on target to achieve its previously revised 2022 guidance and produced 49,902 ounces in the third quarter of 2022. The ratio of sulphide and transitional ore to oxide ore was higher than budgeted in the third quarter, which contributed to the lower-than-planned throughput and recovery and higher-than-planned gold mill feed grade.

The Masbate Mine is expected to produce towards the lower end of guidance of between 215,000 and 225,000 ounces of gold in 2022.

Otjikoto Gold Mine - Namibia

		Q3 2022
Total ore processed	Mt	0.88
Gold mill feed grade	g/t	1.27
Gold recovery	%	98.0%

Gold produced	oz	35,068
Gold sold	oz	31,650

The Otjikoto Mine in Namibia produced 35,068 ounces in the third quarter of 2022, lower than planned mainly due to delays in bringing the Wolfshag Underground mine into production. Project delays were due to issues achieving development rates in prior periods, which have been addressed through appointing a new development contractor in April 2022. Development rates in the Wolfshag Underground mine have recovered, with access to initial development ore achieved in the third quarter of 2022 and stope ore production expected to commence in the fourth quarter of 2022. Mined ore tonnage and grade continue to reconcile well with Otjikoto's resource model, with production forecast to significantly increase in the fourth quarter of 2022 when mining reaches a higher grade zone in the Otjikoto pit and with stope ore production commencing from the Wolfshag Underground mine. The initial underground Mineral Reserve estimate for the down-plunge extension of the Wolfshag deposit includes 210,000 ounces of gold in 1.2 million tonnes of ore at 5.57 g/t gold. Ongoing delineation drilling for the initial stope indicates very good reconciliation with the resource model and stope location.

The Otjikoto Mine is expected to produce towards the lower end of guidance of between 165,000 and 175,000 ounces of gold in 2022.

Fekola Complex – Pathway to Increased Annual Gold Production

Based on the updated Anaconda Area Mineral Resource estimate and B2Gold's preliminary planning, the Company has demonstrated that the Anaconda Area (Bantako and Menankoto license areas) could provide selective higher grade saprolite material (average grade of 2.2 g/t gold) to be trucked to and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher grade saprolite material to the Fekola mill will increase the ore processed and annual gold production from the Fekola mill, with the potential to add an average of approximately 80,000 to 100,000 ounces of gold per year to the Fekola mill's annual production.

In 2022, the Company budgeted $33 million for development of saprolite mining at the Anaconda Area including road construction, mine infrastructure, and mining equipment. The construction mobile equipment fleet is arriving, and the Company expects to break ground on roads and mining infrastructure construction in the fourth quarter of 2022. Engineering and procurement of the mine workshop and mobile equipment is on schedule for saprolite production from the Bantako license area as early as the second quarter of 2023 and from the Dandoko license area as early as the fourth quarter of 2023. Production from Bantako and Dandoko is contingent upon receipt of all necessary permits as well as optimizing long-term project value from the various oxide and sulphide material sources now available including Fekola Pit, Fekola Underground, Cardinal, Bantako, Menankoto, Dandoko, and Bakolobi.

Preliminary results of a Fekola Complex optimization study, coupled with 2022 exploration drilling results, indicate that there is a significant opportunity to increase gold production and resource utilization with the addition of oxide processing capacity. The Company has therefore commenced a feasibility level engineering study of stand-alone oxide processing facilities at the Anaconda Area. The study will be based

on processing at least 4 Mtpa of saprolite and transitional (oxide) resources, with an option to add fresh rock (sulphide) capabilities in the future. Results of this study are expected in the second quarter of 2023. Conceptual analysis indicates that the combined Fekola and Anaconda processing facilities could have the potential to produce more than 800,000 ounces of gold per year commencing as early as 2026, subject to completion of final feasibility studies, and the receipt of all necessary regulatory approvals and permits. Further expansion of the Mamba and Cobra sulphide zones (see September 15, 2022 press release) could sustain a production profile averaging over 800,000 ounces of gold per year over a 10-year period. Drilling is currently ongoing at the Mamba and Cobra sulphide zones.

Gold Revenue

For the third quarter of 2022, consolidated gold revenue was $393 million on sales of 229,400 ounces at an average realized gold price of $1,711 per ounce.

Third Quarter 2022 Financial Results - Conference Call Details

B2Gold will release its third quarter of 2022 financial results after the North American markets close on Tuesday, November 1, 2022.

B2Gold executives will host a conference call to discuss the results on Wednesday, November 2, 2022, at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at +1 (778) 383-7413 / +1 (416) 764-8659 (Vancouver / Toronto) or toll free at +1 (888) 664-6392 prior to the scheduled start time or you may listen to the call via webcast by clicking here. A playback version will be available for two weeks after the call at +1 (416) 764-8677 (local or international) or toll free at +1 (888) 390-0541 (passcode 705653 #).

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Brian Scott, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald   Cherry DeGeer

VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2022 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; and including, without limitation: projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2022, including production being weighted heavily to the second half of 2022; total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022; the potential upside to increase Fekola's gold production in 2022 by trucking material from the Anaconda area, including the potential to add approximately 80,000 to 100,000 per year to Fekola's annual production profile, and for the Anaconda area to provide saprolite material to feed the Fekola mill starting in the second quarter of 2023; the timing and results of a feasibility study for the Anaconda area to review the project economics of a stand-alone oxide mill; the potential for the Fekola complex to produce 800,000 ounces of gold per year over a 10-year period starting in 2026; stope ore production at the Wolfshag underground mine at Otjikoto commencing in the fourth quarter of 2022; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre's production. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new

acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

<u>Cautionary Statement Regarding Mineral Reserve and Resource Estimates</u>
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and

resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.